Zentek retient les services d'IMPAQ Capital inc. afin d'accroître sa visibilité auprès des investisseurs en Amérique du Nord

Une firme montréalaise indépendante de relations avec les investisseurs accroîtra la visibilité de Zentek auprès de professionnels du placement qualifiés

Guelph (Ontario), le 22 juillet 2026 - Zentek Ltd. (« Zentek » ou la « Société ») (TSXV : ZEN) (NASDAQ : ZTEK) est heureuse d'annoncer qu'elle a retenu les services d'IMPAQ Capital inc. (« IMPAQ »), un fournisseur de services indépendant et sans lien de dépendance, pour la prestation de services de relations avec les investisseurs. Établie à Montréal (Québec), IMPAQ se spécialise dans les programmes de démarchage sur mesure visant à mettre en relation les sociétés ouvertes avec des professionnels du placement qualifiés en Amérique du Nord et à rehausser leur visibilité.

Aux termes de l'entente, IMPAQ mènera des activités de démarchage auprès de professionnels du placement partout en Amérique du Nord pour le compte de la Société et remettra à Zentek des rapports d'activité réguliers. L'entente est d'une durée initiale de six mois, à compter du 20 juillet 2026, et sera automatiquement renouvelée pour des périodes successives de trois mois, à moins d'une résiliation par la Société. IMPAQ recevra des honoraires mensuels en espèces de 13 500 $ CA, plus les taxes applicables. Aucun titre ne sera émis à IMPAQ dans le cadre de cette entente. L'entente est assujettie à l'acceptation de la Bourse de croissance TSX.

IMPAQ et la Société sont des parties sans lien de dépendance, et ni IMPAQ ni ses initiés ne détiennent aucune action du capital émis et en circulation de la Société ni aucune option permettant d'en acquérir.

Commentaires de la direction

« Le mandat d'IMPAQ consiste à élargir l'auditoire de Zentek auprès des professionnels du placement partout en Amérique du Nord. Deux éléments méritent leur attention. Albany, notre principal actif de minéraux critiques, a fait l'objet d'une purification indépendante atteignant une pureté de 99,9992% à l'échelle du banc d'essai, conforme aux références publiées pour le graphite de qualité nucléaire, et une évaluation économique préliminaire conforme au Règlement 43-101 devrait être achevée cet été. ZenGUARDMC, notre plateforme brevetée de revêtement au graphène, génère déjà des revenus commerciaux. Nous avons choisi IMPAQ notamment parce que ses activités de démarchage se déroulent en anglais et en français. Le Québec est une plaque tournante des sociétés de graphite et de graphène, et les investisseurs qui suivent ce secteur devraient connaître le nom de Zentek », a déclaré Mohammed (Moe) Jiwan, chef de la direction de Zentek.

M. Peter Wood, P.Eng., P.Geo., vice-président, Développement d'Albany Graphite Corp. (« AGC »), une « personne qualifiée » au sens du Règlement 43-101, a examiné et approuvé l'information technique contenue dans le présent communiqué.

À propos de Zentek

Zentek Ltd. est une société canadienne de développement et de commercialisation de propriété intellectuelle qui fait progresser un portefeuille de technologies de matériaux avancés fondées sur le graphène dans les domaines de l'air pur, des matériaux de nouvelle génération et des minéraux critiques. Ses plateformes principales sont Albany Graphite, ZenGUARDMC et Triera. Albany est son principal actif de minéraux critiques et progresse vers une évaluation économique préliminaire dont l'achèvement est prévu à l'été 2026.

À propos d'Albany Graphite

Le projet de graphite Albany est un gisement de graphite d'origine ignée situé dans le Nord de l'Ontario, détenu par l'entremise de la filiale en propriété exclusive de la Société, Albany Graphite Corp. Des essais indépendants à l'échelle du banc d'essai réalisés en collaboration avec American Energy Technologies Company, comme la Société l'a précédemment divulgué le 22 septembre 2025, ont confirmé une pureté ultra-élevée de 99,9992 % et une concentration équivalente en bore de 2,60 ppm, conformes aux références publiées pour des applications potentielles de qualité nucléaire. Le projet est développé comme source nord-américaine potentielle de graphite pour les chaînes d'approvisionnement du nucléaire, des batteries et de la défense. Le graphite est désigné minéral critique tant par le gouvernement du Canada que par le département de l'Énergie des États-Unis.

À propos d'IMPAQ Capital inc.

IMPAQ Capital est une firme indépendante de relations avec les investisseurs et de services-conseils en marchés financiers, établie à Montréal, fondée, détenue et dirigée par Thierry Paquin. La firme conçoit des programmes de démarchage personnalisés qui renforcent la visibilité et l'engagement auprès des professionnels du placement en Amérique du Nord.

Pour de plus amples renseignements :

Mohammed (Moe) Jiwan

Chef de la direction, Zentek Ltd.

T : 416-709-8876

C : mjiwan2@zentek.com

W : www.zentek.com

Énoncés prospectifs

Le présent communiqué contient des énoncés prospectifs. Les énoncés prospectifs contenus dans le présent communiqué comprennent notamment les énoncés concernant l'achèvement prévu de l'évaluation économique préliminaire du projet Albany à l'été 2026 ainsi que les avantages attendus du programme de relations avec les investisseurs. Comme les énoncés prospectifs portent sur des événements et des conditions futurs, ils comportent, de par leur nature même, des risques et des incertitudes inhérents. Bien que Zentek estime que les hypothèses et les facteurs utilisés dans la préparation de l'information prospective contenue dans le présent communiqué soient raisonnables, il ne faut pas se fier indûment à cette information, qui n'est valable qu'à la date du présent communiqué, et aucune assurance ne peut être donnée que de tels événements se produiront dans les délais indiqués ou même qu'ils se produiront. Les facteurs de risque pouvant faire en sorte que les résultats réels diffèrent sensiblement de ceux exprimés ou sous-entendus dans les énoncés prospectifs sont décrits dans les documents d'information continue de la Société, accessibles sous son profil sur SEDAR+ au www.sedarplus.ca. Zentek décline toute intention ou obligation de mettre à jour ou de réviser toute information prospective, que ce soit en raison de nouvelles informations, d'événements futurs ou autrement, sauf si la loi l'exige.

Ni la Bourse de croissance TSX ni son fournisseur de services de réglementation (au sens attribué à ce terme dans les politiques de la Bourse de croissance TSX) n'assument de responsabilité quant à la pertinence ou à l'exactitude du présent communiqué.